UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON SEPTEMBER 26, 2013

DATE, TIME, AND PLACE:

September 26, 2013, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; and Messrs. Conrado Engel, Jesús María Zabalza Lotina, Jose Manuel Tejon Borrajo, José de Paiva Ferreira, and by videoconference, Mr. José Antonio Alvarez Alvarez – Director, and the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Also present as guest, the Vice-President Executive Officer, Mr. Carlos Alberto López Galán.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) To approve the Interim Dividends declaration and payment based on the Dividend Equalization Reserve account; (b)  To know the economics-financials results of the Company relative to August, 2013; (c)  To know the leaving of Vice-President Executive Officer, Mrs. Lilian Maria Ferezim Guimarães; (d) To  elect Mr. René Luiz Grande to be a member of the Company’s Risk Committee and to appoint Mr. Celso Clemente Giacometti to act as Coordinator of the same Committee; and (e)  To approve the report containing the policies and strategies for operational risk management, pursuant to Resolution 2.554/98 and 3.380/06, both issued by the National Monetary Council.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions:

(a)        Approved, pursuant to the article 17 item X, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the Board meeting held on September 25, 2013, at 10 a.m., for declaration and payment, ad referendumof the General Annual Meeting to be held on 2014, pursuant to the article 37, III of the Company’s Bylaws of Interim Dividends on the Company´s Capital in the gross amount of R$ 450,000,000.00 (four hundred and fifty million reais), corresponding to R$ 1,082149672 per batch of one thousand (1,000) ordinary shares and R$ 1,190364639  per batch of one thousand (1,000) preferred shares; and R$ 119,036463894 per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interim Dividends on Company’s Capital hereby approved will be the ones registered in the Company’s books at the end of September 26, 2013, including. Therefore, as of  September 27, 2013, the Company’s shares shall be traded “Ex- Dividends”. The amount of Interim Dividends approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2013, will be paid from the day February  26th, 2013, without any monetary restatement. It was certified to the Directors that the value of the Interest on Company’s Capital proposed by the Executive Officers in the base-year meets the limits established in the tax regulations. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)       Knew the economics-financials results of the Company relative to July, 2013.

It is registered that Mr. Carlos Alberto López Galán, Vice-President Executive Officer, was on the meeting, in order to account for the item (a) and (b) of the Agenda.

(c)        Pursuant to article 17, item III of the Comapany’s Bylaws, recognized the leaving, on August 28, 2013, according to letter signed and delivered at the Company on the same date, of the Vice-President Executive Officer: Mrs. Lilian Maria Ferezim Guimarães, Brazilian citizen, divorced, business administrator, bearer of RG # 10.999.165-5 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  063.940.958-00, who was elected on the Board of Directors Meeting held on May 28, 2013. The Board of Directors appreciated the excellent job done by Sra. Lilian Maria Ferezim Guimarães;

(d)       Approved, in accordance with Article 14, paragraph 6 of the Company´s Bylaws and the favorable recommendation of the Appointment and Compensation Committee, the election of Mr. René Luiz Grande, a Brazilian citizen, married, economist, holder of RG # 6.309.316-9 issues by SSP/SP, registered with the CPF/MF  under # 583.893.348-87,resident and domiciled in Sorocaba/SP, with business address in São Paulo/SP, Av. Presidente Juscelino Kubitschek, nº 2235, Vila Olímpia – São Paulo – SP. The member of the Risk Committee herein named said he is not involved in crime provided for in the law that would prevent him from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law. Approved, as well, with the abstention of Mr. Celso Clemente Giacometti, the appointment of the current member of the Risk Committee, Mr. Celso Clemente Giacometti, a Brazilian citizen, married, business administrator, holder of RG  # 3.179.758-1 issued by SSP/SP, registered with the CPF/MF  under # 029.303.408-78, resident and domiciled in São Paulo - SP, with business address at Avenida Vereador José Diniz, 3725 - 6o floor, in order to act as Coordinator of this Committee; and

(e)        Approved in accordance with item I of the sole paragraph of article 3 of Resolution No. 2.554, as of September 24, 1998 and second paragraph of article 3 of Resolution No. 3.380, as of June 29, 2006, both issued by the National Monetary Council, and the favorable recommendation of the Risks and Audit Committees, the Company's Annual Report for the Evaluation of Operational Risk, Business Continuity and Internal Control Department of the Company and its affiliates, which contains the policies and strategies for operational risk management related to the semester ended on June 30, 2013.

CLOSING: There being no further matters to be resolved, the Meeting has been closed and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, September 26, 2013. Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; and Messrs. Conrado Engel; Jesús María Zabalza Lotina; José Antonio Alvarez Alvarez; José Manuel Tejon Borrajo; José de Paiva Ferreira; Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli – Independents Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 26, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer